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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                          BERKSHIRE REALTY COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   084710 10 2
           -----------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ----------------------
CUSIP No. 084710 10 2                                          PAGE 2 OF 6 PAGES
-------------------------                                 ----------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

                                       OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                                  -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                                     -0-
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                                             -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                      HC/CO
--------------------------------------------------------------------------------

-------------------------                                 ----------------------
CUSIP No. 084710 10 2                                          PAGE 3 OF 6 PAGES
-------------------------                                 ----------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

                                       OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                                  -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                                     -0-
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                                             -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                    PN/BD/IA
--------------------------------------------------------------------------------

CUSIP No. 084710 10 2                                          PAGE 4 OF 6 PAGES




Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WXI/BRH Gen-Par, L.L.C. ("WHGP"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. (the successor in interest to The Goldman Sachs Group, L.P., "GS Group") hereby amend the report on Schedule 13D, dated March 4, 1999, as amended by Amendment No. 1 thereto dated March 8, 1999, as further amended by Amendment No. 2 thereto dated April 15, 1999 (the "Schedule 13D"), filed in respect of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation ("Berkshire"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

          On October 15, 1999, the mergers contemplated by the Merger Agreement and the OP Merger Agreement (together, the "Mergers") were consummated. In connection with the Mergers, all outstanding shares of Common Stock and all outstanding OP Units, other than 512,203 shares of Common Stock and 4,904,066 OP Units (the "Contributed Securities") (which were contributed to Berkshire Holdings and which were canceled with no consideration deliverable in exchange therefor) and other than dissenting shares, were converted into the right to receive the applicable merger consideration deliverable in exchange therefor.


Item 5.  Interests in Securities of the Issuer.

         Item 5(a) of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

          As of October 15, 1999, as a result of the consummation of the Mergers and the conversion of all outstanding shares of Common Stock and all outstanding OP Units (other than the Contributed Securities and dissenting shares) into the right to receive the applicable merger consideration deliverable in exchange therefor, there are no shares of Common Stock held in Managed Accounts and none of the Reporting Persons beneficially owns, or may be deemed to beneficially own, any shares of Common Stock or OP Units.

          As of October 15, 1999, as a result of the consummation of the Mergers and the conversion of all outstanding shares of Common Stock and all outstanding OP Units (other than the Contributed Securities and dissenting shares) into the right to receive the applicable merger consideration deliverable in exchange therefor and the cancellation of the Contributed Securities, none of the Krupp Affiliates and none of Krupp GP or Krupp LP beneficially owns, or may be deemed to beneficially own, any shares of Common Stock or OP Units.

CUSIP No. 084710 10 2                                          PAGE 5 OF 6 PAGES




Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

         Exhibit No.       Exhibit
         -----------       -------

            16. Joint Filing Agreement, dated October 21, 1999, among the Reporting Persons.

CUSIP No. 084710 10 2                                          PAGE 6 OF 6 PAGES




                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  October 21, 1999

                                           WHITEHALL STREET REAL ESTATE
                                           LIMITED PARTNERSHIP XI

                                           By:  WH Advisors, L.L.C. XI,
                                                its general partner

                                           By:  /s/ Elizabeth Burban
                                              ----------------------------------
                                              Name:  Elizabeth Burban
                                              Title: Vice President

                                           WXI/BRH GEN-PAR, L.L.C.

                                           By:  /s/ Elizabeth Burban
                                              ----------------------------------
                                              Name:  Elizabeth Burban
                                              Title: Vice President

                                           WH ADVISORS, L.L.C. XI

                                           By:  /s/ Elizabeth Burban
                                              ----------------------------------
                                              Name:  Elizabeth Burban
                                              Title: Vice President

                                           THE GOLDMAN SACHS GROUP, INC.

                                           By: /s/ Hans L. Reich
                                              ----------------------------------
                                              Name:   Hans L. Reich
                                              Title:  Attorney-in-Fact


                                           GOLDMAN, SACHS & CO.

                                           By: /s/ Hans L. Reich
                                              ----------------------------------
                                              Name:   Hans L. Reich
                                              Title:  Attorney-in-Fact